0-28504

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

TRANZ RAIL

For Immediate Release
29 July, 2002

TRANZ RAIL HOLDINGS LIMITED TO DELIST FROM NASDAQ

Auckland, New Zealand - - Tranz Rail Holdings Limited [NZSE : TRH] [NASDAQ : TNZR]

Tranz Rail Holdings Limited today announced that it is de-listing from NASDAQ at the close of trading in the United States of America on 31 July, 2002 .

This decision had been foreshadowed in our press release on 3 May, 2002. The decision to de-list follows considerable recent change to Tranz Rail's shareholding with 60% held in New Zealand with a further 16% held by Australian institutions.

With the primary market for Tranz Rail shares now on the New Zealand Stock Exchange there has been a resultant shift from trading on the US NASDAQ market.

In connection with termination of the NASDAQ listing , Tranz Rail will be terminating its ADR programme on 2 August, 2002.

ADR holders who wish to keep their Tranz Rail positions may convert their ADRs to ordinary shares by following the procedures set out in the Bank of New York notice of Termination previously sent to ADR holders. The principal market for the ordinary shares is the NZSE, and any dividends on the ordinary shares (currently suspended) will be payable in NZ dollars.

Media Inquiries to:

Alan McDonald
Media Spokesman

0274 313 920

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ______________________
WAYNE COLLINS
Chief Financial Officer

Date: **29 July 2002**